FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For March 28, 2024
Commission File Number: 001-10306

NatWest Group plc

Gogarburn, PO Box 1000
Edinburgh EH12 1HQ

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

   Form 20-F X Form 40-F ___

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ___ No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

The following information was issued as Company announcements in London, England and is furnished pursuant to General Instruction B to the General Instructions to Form 6-K:

NatWest Group plc
28 March 2024
Transaction in Own Shares
NatWest Group plc (the 'Company') announces today that it has purchased the following number of ordinary shares in the Company with a nominal value of £1.0769* each ('Ordinary Shares') from UBS AG, London Branch ('UBS').

Aggregated information:

Date of purchase	Number of Ordinary Shares purchased	Highest price paid: (GBp)	Lowest price paid: (GBp)	Volume weighted average price paid per share (GBp)	Venue
28 March 2024	360,187	266.50	264.10	265.5691	LSE
28 March 2024	8,011	265.40	265.40	265.4000	CHIX
28 March 2024	110,404	265.90	264.30	265.0024	BATE

* Note: the nominal value of Ordinary Shares without rounding is £1.076923076923077 per share
Such purchases form part of the Company's existing share buyback programme and were effected pursuant to the instructions issued by the Company to UBS on 16 February 2024, as announced on 19 February 2024.

The Company intends to cancel the repurchased Ordinary Shares.

Following the settlement of the above transactions, NWG will hold 150,192,952 Ordinary Shares in treasury and have 8,739,109,165 Ordinary Shares in issue (excluding treasury shares).

Further information:

Investor Relations
+ 44 (0)207 672 1758

Media Relations
+44 (0)131 523 4205

Legal Entity Identifier: 2138005O9XJIJN4JPN90

Transaction details:
In accordance with Article 5(1)(b) of Regulation (EU) No.596/2014 as it applies in the UK (Market Abuse Regulation), a full breakdown of the individual trades made by UBS on behalf of the Company as part of the buyback programmes relating to the Transactions is detailed below:

Transaction Date	Time	Time Zone	Volume (shares)	Price (GBp)	Trading Venue	MatchID
28 March 2024	08:06:02	BST	2065	265.40	BATE	1405410
28 March 2024	08:06:02	BST	9500	265.40	BATE	1405408
28 March 2024	08:06:02	BST	1720	265.40	BATE	1405406
28 March 2024	08:32:11	BST	2174	265.90	BATE	1431781
28 March 2024	08:32:11	BST	1074	265.90	BATE	1431779
28 March 2024	08:32:11	BST	6915	265.90	BATE	1431777
28 March 2024	08:32:11	BST	2908	265.90	BATE	1431775
28 March 2024	10:19:55	BST	11974	265.10	BATE	1517835
28 March 2024	10:48:40	BST	12597	264.40	BATE	1538030
28 March 2024	11:21:20	BST	511	264.30	BATE	1564028
28 March 2024	11:21:20	BST	14	264.30	BATE	1564026
28 March 2024	11:21:29	BST	1131	264.30	BATE	1564115
28 March 2024	11:22:23	BST	4065	264.30	BATE	1564721
28 March 2024	11:22:43	BST	3200	264.30	BATE	1564951
28 March 2024	11:22:58	BST	2449	264.30	BATE	1565101
28 March 2024	11:56:40	BST	8552	264.40	BATE	1592252
28 March 2024	11:56:40	BST	3521	264.40	BATE	1592250
28 March 2024	12:26:12	BST	4484	264.90	BATE	1611304
28 March 2024	12:26:12	BST	7737	264.90	BATE	1611302
28 March 2024	13:01:06	BST	11836	265.10	BATE	1633914
28 March 2024	13:30:46	BST	11977	265.40	BATE	1659055
28 March 2024	08:15:07	BST	439	265.40	CHIX	1418100
28 March 2024	08:15:07	BST	902	265.40	CHIX	1418098
28 March 2024	08:15:07	BST	832	265.40	CHIX	1418096
28 March 2024	08:15:27	BST	3630	265.40	CHIX	1418437
28 March 2024	08:15:41	BST	2208	265.40	CHIX	1418567
28 March 2024	08:01:56	BST	1023	265.30	LSE	1400348
28 March 2024	08:02:31	BST	7732	265.30	LSE	1401291
28 March 2024	08:11:32	BST	8920	265.60	LSE	1414106
28 March 2024	08:20:09	BST	55	265.90	LSE	1422685
28 March 2024	08:20:09	BST	9216	265.90	LSE	1422681
28 March 2024	08:32:11	BST	697	265.70	LSE	1431785
28 March 2024	08:32:11	BST	1246	265.70	LSE	1431783
28 March 2024	08:37:00	BST	1191	265.80	LSE	1435330
28 March 2024	08:37:00	BST	7881	265.80	LSE	1435332
28 March 2024	08:37:00	BST	38	265.80	LSE	1435334
28 March 2024	08:54:02	BST	5337	266.50	LSE	1447621
28 March 2024	08:54:02	BST	3762	266.50	LSE	1447619
28 March 2024	09:11:43	BST	8360	265.70	LSE	1461272
28 March 2024	09:29:38	BST	8598	265.80	LSE	1476561
28 March 2024	09:45:35	BST	8184	265.90	LSE	1490434
28 March 2024	10:01:11	BST	8784	265.90	LSE	1502651
28 March 2024	10:19:55	BST	8656	265.10	LSE	1517833
28 March 2024	10:35:21	BST	9006	264.50	LSE	1528880
28 March 2024	11:04:54	BST	8739	264.40	LSE	1551593
28 March 2024	11:21:20	BST	8350	264.30	LSE	1564024
28 March 2024	11:45:30	BST	7368	264.10	LSE	1582460
28 March 2024	11:45:30	BST	400	264.10	LSE	1582458
28 March 2024	12:05:00	BST	8451	264.50	LSE	1599229
28 March 2024	12:26:12	BST	9064	264.90	LSE	1611300
28 March 2024	12:41:58	BST	9406	265.00	LSE	1621628
28 March 2024	13:06:40	BST	9347	265.20	LSE	1637159
28 March 2024	13:30:46	BST	8886	265.40	LSE	1659057
28 March 2024	13:36:04	BST	9287	265.50	LSE	1667629
28 March 2024	13:47:45	BST	8533	265.70	LSE	1681656
28 March 2024	13:57:33	BST	9000	265.50	LSE	1694950
28 March 2024	14:05:08	BST	8274	265.80	LSE	1706625
28 March 2024	14:17:39	BST	6182	265.90	LSE	1723315
28 March 2024	14:17:39	BST	1916	265.90	LSE	1723313
28 March 2024	14:19:07	BST	4225	265.80	LSE	1725113
28 March 2024	14:19:07	BST	3868	265.80	LSE	1725111
28 March 2024	14:27:53	BST	8112	265.80	LSE	1736629
28 March 2024	14:36:35	BST	6873	266.10	LSE	1751253
28 March 2024	14:36:35	BST	2605	266.10	LSE	1751255
28 March 2024	14:48:08	BST	9520	266.20	LSE	1768362
28 March 2024	14:58:16	BST	8944	266.40	LSE	1783551
28 March 2024	15:08:25	BST	6534	266.20	LSE	1797469
28 March 2024	15:08:25	BST	1699	266.20	LSE	1797467
28 March 2024	15:15:00	BST	9441	265.90	LSE	1805595
28 March 2024	15:24:48	BST	9004	265.90	LSE	1816324
28 March 2024	15:37:44	BST	135	266.20	LSE	1834502
28 March 2024	15:38:36	BST	9356	266.20	LSE	1835779
28 March 2024	15:46:02	BST	8175	265.90	LSE	1849091
28 March 2024	15:56:23	BST	8192	265.80	LSE	1867303
28 March 2024	16:03:03	BST	9677	265.80	LSE	1878814
28 March 2024	16:11:06	BST	8874	265.60	LSE	1893171
28 March 2024	16:17:18	BST	8803	265.50	LSE	1902236
28 March 2024	16:23:55	BST	9187	265.50	LSE	1913024
28 March 2024	16:23:55	BST	3922	265.50	LSE	1913022
28 March 2024	16:23:55	BST	4335	265.50	LSE	1913020
28 March 2024	16:27:31	BST	302	265.80	LSE	1920150
28 March 2024	16:27:31	BST	3415	265.80	LSE	1920148
28 March 2024	16:27:31	BST	3100	265.80	LSE	1920146

Date: 28 March 2024

NATWEST GROUP plc (Registrant)

By: /s/ Jan Cargill

Name: Jan Cargill
Title: Chief Governance Officer and Company Secretary